Exhibit 99.3
eFuture Sells Stake in Wangku

Beijing, March 21, 2011 – eFuture Information Technology Inc. (Nasdaq: EFUT, the "Company", or "eFuture"), a leading provider of software and services in China's rapidly growing retail and consumer goods industries, today announced the sale of its 51% stake in Beijing Wangku Hutong Information Technology Co., Ltd. (“Wangku”), a business-to-business (“B2B”) service provider in China, to Mr. Haibo Wang, Chief Executive Officer and founder of Wangku, for RMB6 million to be paid in cash.

An independent third party has assessed the current fair market value of Wangku at approximately RMB10 million as of December 31, 2010 and the 51% stake owned by eFuture at approximately RMB5 million. The sale of its interest in Wangku is both a strategically and financially prudent transaction for eFuture. Looking ahead, management believes that focusing on the core software business and fast-growing professional services business will enable eFuture to deliver higher and more consistent returns over the long term. Taking this into consideration, the Company’s Board has approved the sale of its interest for RMB6 million to Mr. Wang.

About eFuture Information Technology Inc.

eFuture Information Technology Inc. (NASDAQ: EFUT) is a leading provider of software and services in China’s rapidly growing retail and consumer goods industries.  eFuture provides integrated software and services to manufacturers, distributors, wholesalers, logistics companies and retailers in China’s front-end supply chain (from factory to consumer) market, especially in the retail and fast moving consumer goods industries. For more information about eFuture, please visit http://www.e-future.com.cn.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, 2011 financial outlook and quotations from management in this announcement, as well as strategic and operational plans, contain forward-looking statements. eFuture may also make written or oral forward-looking statements in periodic reports to the Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to second parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: eFuture’s anticipated growth strategies; eFuture’s future business development, results of operations and financial condition; expected changes in the Company’s revenue and certain cost or expense items; eFuture’s ability to attract customers and leverage its brand; trends and competition in the software industry; the Company’s ability to control expenses and maintain profit margins; the Company’s ability to hire, train and retain qualified managerial and other employees; the Company’s ability to develop new software and pilot new business models at desirable locations in a timely and cost-effective manner; the performance of third parties under contracts with the Company; the expected growth of the Chinese economy software market in retail and consumer goods industries; and Chinese governmental policies relating to private managers and operators of software and applicable tax rates.

Further information regarding these and other risks is included in eFuture’s annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of March 21, 2011, and the Company undertakes no duty to update such information or any other forward-looking information, except as required under applicable law.

Investor Contact:	Investor Relations (US):
Troe Wen, Company Secretary	Kelly Gawlik
eFuture Information Technology Inc.	Taylor Rafferty
+86 10 5293 7699	+1 212 889 4350
ir@e-future.com.cn	eFuture@Taylor-Rafferty.com

Investor Relations (HK):
Mahmoud Siddig
Taylor Rafferty
+852 3196 3712
eFuture@Taylor-Rafferty.com